Exhibit 3.43

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is EnergySolutions Midwest, LLC

Second: The address of its registered office in the State of Delaware is 160 Greentree Dr. Ste 101 in the City of Dover. Zip code 19904. The name of its Registered agent at such address is National Registered Agents, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 27 day of July, 2009.

By:	/s/ Breke J. Harnagel
Authorized Person (s)

Name:	Breke J. Harnagel